UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Misonix, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

604871103

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[]  Rule 13d-1(b)

[X]            Rule 13d-1(c)

[]  Rule 13d-1(d)

*             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. SOUTH AFRICA ALPHA CAPITAL MANAGEMENT LTD.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 254,000 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 254,000 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 254,000 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.7%
12	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. PRAESIDIUM CAPITAL MANAGEMENT (PTY) LTD.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. South Africa
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 254,000 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 254,000 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 254,000 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 1.7%
12	Type of Reporting Person (See Instructions) IA

SCHEDULE 13G

Item 1

(a)           Name of Issuer
Misonix, Inc. (the “Issuer”)

(b)           Address of Issuer’s Principal Executive Offices
1938 New Highway, Farmingdale, New York, 11735

Item 2

(a)           Name of Person Filing
This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	South Africa Alpha Capital Management Ltd. (“SAACM”); and

ii)	Praesidium Capital Management (Pty) Ltd. (“Praesidium”).

This Statement relates to securities held for the account of South Africa Alpha SPC, a private investment fund structured as a segregated portfolio company on behalf of and for the account of Praesidium Global Segregated Portfolio (the “Fund”), for which Praesidium acts as investment advisor under authority delegated to it by SAACM, which serves as investment manager of the Fund.  In such capacities, SAACM and Praesidium may be deemed to have voting and/or dispositive power over securities held for the Fund.  Each of the Reporting Persons disclaims beneficial ownership of such securities, except to the extent of its or his pecuniary interest therein.

(b)           Address of Principal Business Office or, if none, Residence
i)	The address of the principal business office of SAACM is 4th Floor, 12 Church Street, Hamilton, Bermuda, HM11.
ii)	The address of the principal business office of Praesidium is The Terraces, Block G, Steenberg Office Park, Silverwood Close, Tokai, Cape Town, South Africa.

(c)           Citizenship
i)	SAACM is organized under the laws of Bermuda.
ii)	Praesidium is organized under the laws of South Africa.

(d)           Title of Class of Securities
Common Stock, par value $0.01 per share (the “Shares”).

(e)           CUSIP Number
604871103

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[]	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	[]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	[]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	[]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4	Ownership

Item 4(a)	Amount Beneficially Owned

SAACM – 254,000 Shares
Praesidium – 254,000 Shares

Item 4(b)	Percent of Class

SAACM – 1.7%
Praesidium – 1.7%

The percentages reported herein are calculated based upon the statement in the Issuer’s Quarterly Report on form 10-Q for the quarter ended September 30, 2019 as filed with the Securities Exchange Commission on November 7, 2019, that there were 15,355,310 Shares outstanding as of November 4, 2019.

Item 4(c)	Number of shares as to which each such person has voting and dispositive power:

(i)	sole power to vote or to direct the vote

SAACM – 0  Shares
Praesidium – 0 Shares

(ii)	shared power to vote or to direct the vote

SAACM – 254,000 Shares
Praesidium – 254,000 Shares

(iii)	sole power to dispose or to direct the disposition of

SAACM – 0  Shares
Praesidium – 0 Shares

(iv)	shared power to dispose or to direct the disposition of

SAACM – 254,000 Shares
Praesidium – 254,000 Shares

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X].

Item 6	Ownership of More than Five Percent on Behalf of Another Person

 Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8	Identification and Classification of Members of the Group

Not applicable

Item 9	Notice of Dissolution of Group

Not applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit

99.1                Joint Filing Agreement, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on November 24, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 15/01/2020

SOUTH AFRICA ALPHA CAPITAL MANAGEMENT LTD.

By:	/s/ Robert Katz
Robert Katz, Director

PRAESIDIUM CAPITAL MANAGEMENT (PTY) LTD.

By:	/s/ Mike Beamish
Mike Beamish, Director